UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS PRESS RELEASE No. RI011

Recent IFT Rulings and Actions that Affect Grupo Televisa, S.A.B.

Mexico, D.F., March 7, 2014. Grupo Televisa, S.A.B. (NYSE:TV; BMV:TLEVISA CPO) informed today that in the past few days, the Instituto Federal de Telecomunicaciones (“IFT”) has issued various rulings and has taken actions that affect its operations, such as:

1.	The determination on March 6, 2014, that Grupo Televisa together with other entities are a preponderant economic agent in the broadcasting sector in Mexico;
2.	The publication on March 7, 2014, of the invitation to a public auction for the bid to obtain frequencies to set up at least two national digital broadcasting networks in Mexico; and
3.	The issuance on February 27, 2014, of the must carry and must offer rules (“lineamientos”) that will apply in the retransmission of over-the-air broadcast signals by pay television operators.

Grupo Televisa as a Preponderant Economic Agent in the Broadcasting Sector:

The ruling that was informed by IFT yesterday, imposes several substantial and restrictive measures, terms, conditions and obligations upon Grupo Televisa’s broadcast business. Among others, the ruling contemplates the following measures:

•  Sharing of Infrastructure - Grupo Televisa shall make its broadcasting infrastructure available to third parties on a non-discriminatory and non-exclusive basis, but excluding any broadcaster that as of the date of the issuance of the measures has 12 Mhz or more of spectrum on the respective broadcast area. Such broadcasting infrastructure includes, among others, non-electronic elements serving on broadcasting installations, rights of way, towers, sites, ducts, poles, energy resources and air conditioners. This measure is designed to allow for an accelerated entry of new broadcasters.

•  As part of such measure:
▪  Grupo Televisa shall present to IFT, for its approval, a Public Offer proposal that includes the conditions applicable for the sharing of infrastructure. Such proposal shall include very detailed information regarding Grupo Televisa’s infrastructure, its location, technical characteristics and security rules, among others;
▪  Fees shall be negotiated by Grupo Televisa and any requesting broadcaster and such fees will be publicly disclosed;
▪  In the event Grupo Televisa and a requesting broadcaster cannot agree on the fee to be charged, IFT may determine the applicable fees for the services under the criteria of long term average incremental costs;
▪  Grupo Televisa shall execute the appropriate contract and give access to its infrastructure within 20 days of receiving a request of services by a requesting broadcaster;
▪  Grupo Televisa shall provide to the requesting broadcaster, detailed information regarding invoicing and conciliation of accounts;
▪  Grupo Televisa shall notify the requesting broadcasters about any new construction in order to permit them to install their own infrastructure;
▪  Grupo Televisa shall make available through an electronic system detailed and current information regarding its infrastructure;
▪  Grupo Televisa shall set up and make available to requesting broadcasters manual rules regarding services requests, technical inspections, requests for information, installation of infrastructure and repairs, among others;
▪  Grupo Televisa shall set up and make available to requesting broadcasters manual rules regarding services requests, technical inspections, requests for information, installation of infrastructure and repairs, among others;
▪  Grupo Televisa shall set up specific parameters regarding the timing to deliver services, installations, repairs, and quality benchmarks;
▪  Grupo Televisa shall attend any infrastructure services request from a requesting broadcaster in the same way as it attends its own operational requests.

•  Advertising Sales - Grupo Televisa shall provide to IFT and publish the terms and conditions of its broadcast advertising services and fee structures, including commercials, packages, discount plans and any other commercial practice. Under the ruling, Grupo Televisa will also have to make publicly available its contract formats and the terms of sale for each service.  The Group is also expressly prohibited from refusing to sell advertising time to third parties. Additionally, Grupo Televisa shall neither condition nor discriminate with respect to the advertising spaces being offered in the different platforms. In the case of advertising packaged services, Grupo Televisa shall also offer them separately. IFT may request any relevant information and documentation and, in case of a breach deemed by IFT, may order Grupo Televisa to provide available advertising spaces.

•  Information requirements. – Under the terms of the ruling, Grupo Televisa shall deliver to IFT any information it may request, in the format and under the methodology determined by IFT, including contractual, economic, commercial, financial, infrastructure related or any other information that relates to its affiliates, related parties and other entities that are included in the same economic group.

•  Prohibition to acquire certain exclusive content - Grupo Televisa shall not acquire transmission rights for any territory within Mexico, on an exclusive basis, with respect to certain relevant content that will be determined by IFT from time to time. Relevant content is defined as programs with unique characteristics that in the past have delivered high-audiences on a national or regional basis, such as professional soccer league play-offs, Mexican National team matches, FIFA World Cup finals and Olympic Games, the opening and closing ceremonies of those events and the playoffs of the Mexican Pacific Baseball League.

•  Offer of over-the-air television channels.  When Grupo Televisa offers any of its over-the-air television channels, or channels that have at least 50 percent of the programming of such channels from 6:00 to 24:00 hours on a daily basis, to its affiliates, subsidiaries, related parties or third parties for a distribution platform other than over-the-air broadcast television, Grupo Televisa shall make available such channels to any other person that requests them for such other distribution platform and on the same terms and conditions. Also, if Grupo Televisa offers a package of two or more of such channels, it shall also offer them separately.

•  Prohibition to participate in "buyers’ clubs" to acquire audiovisual content, without IFT's prior approval.- Grupo Televisa shall not participate or stay in any audiovisual content “buyers’ club” unless it has obtained the prior authorization of IFT.  A “buyers’ club” is defined as any arrangement between two or more economic agents to jointly acquire audiovisual content broadcast rights in order to obtain better acquisition terms.

•  Prohibition on Ownership, Cross Management and Board Membership - Grupo Televisa is prohibited from participating, directly or indirectly, in the capital structure, or to influence in any manner the management or control, or from holding any instrument or security that may allow such scenario, of the economic preponderant agent in the telecommunications sector. Grupo Televisa’s executives and directors are prohibited from serving on boards or participating in the management of any economic agent determined by IFT as an economic preponderant agent in the telecommunications sector.

Approval of Public Auction to Bid for Two Networks:

Today, IFT also published in the Official Gazette of Mexico a resolution that approves the invitation to a public auction to bid for certain concessions for the use and commercial exploitation of broadcast digital television channels for the creation of two national digital broadcast networks in the United Mexican States (the “Digital Networks”).

The resolution provides that the concessions for the Digital Networks will be granted for a term of 20 years for the operation of stations with, among other characteristics, mandatory coverage in 246 locations within the Mexican territory.

Pursuant to the resolution, those interested in participating in the public auction shall obtain an antitrust favorable opinion by IFT pursuant to the Antitrust Law. Such opinion shall be issued on September 8 and 9, 2014. Pursuant to the Constitutional Amendment in Telecommunications, concessionaries or groups having commercial, organizational, economic or legal relations with them, which hold concessions for broadcasting services that accumulate at least 12 MHz of radio electric spectrum in any coverage geographic zone, may not participate in the public bid for the Digital Networks.

The public auction bid rules with requirements, terms and conditions applicable to interested participants, will be published by IFT by March 9, 2014.

Must Offer/Must Carry Rules:

The Must Offer/Must Carry rules (the “MO/MC Rules”) issued by IFT will be effective on March 15, 2014. Under the MO/MC Rules:

•
Grupo Televisa must permit the retransmission of its over-the-air broadcast television signals by pay television operators within the same coverage geographic area of such broadcast signals (“Must Offer”).

•
Our cable operations are required to retransmit over-the-air broadcast signals of broadcasters within the same coverage geographic zone authorized to our cable companies in their respective concession titles (“Must Carry”).

•
IFT has determined that Channels 2 XEW-TV and 5 XHGC-TV of Mexico City have a geographic coverage that exceeds 50% of the continental territory of Mexico and that such channels form a network with other stations owned by Grupo Televisa because they transmit at least 75% of the same programming, on a daily basis, as channels 2 and 5, therefore holders of DTH satellite television concessions (“DTH Concessionaires”) are required to retransmit the signals of such Channels and the Company shall allow such retransmission at no cost.

•	DTH Concessionaires may elect to retransmit free to air television local channels provided that they also retransmit all free to air broadcast signals available in such broadcast areas.
•	Retransmission shall be made with the best possible quality and in accordance with the technical capacity of the DTH Concessionaire.
•	Our pay television subsidiaries are required to retransmit broadcast signals of public federal organizations such as UNAM, IPN, OMPA and Television Metropolitana

All of these rulings and actions by IFT affect Grupo Televisa in many areas relating to its broadcasting and pay television businesses and we will assess the extent and impact in each case on the results of operations, activities and businesses.

Due to the length of more than 650 pages of the preponderance resolutions and the complexity of these resolutions and actions, we will analyze carefully any actions or remedies (legal, business or otherwise) that Grupo Televisa should take and/or implement regarding the same.

About Grupo Televisa

Televisa is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It operates four broadcast channels in Mexico, produces and distributes 17 pay-TV brands for distribution in Mexico and the rest of the world, and exports its programs and formats to the U.S. through Univision and to other television networks in over 50 countries. Televisa is also a major participant in Mexico´s telecommunications industry. It has a controlling interest in Sky, Mexico’s leading direct-to-home satellite television system and in four cable and telecommunications companies: Cablevisión, Cablemás, TVI, and Bestel. Through its cable investments, Televisa offers video, voice, and broadband services. In addition, Televisa has a 50 percent equity stake in Grupo Iusacell S.A. de C.V., Mexico’s third largest mobile telecom provider. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. In the United States, Televisa has equity and debentures that, upon conversion and any necessary approval of the FCC, would represent approximately 37% on a fully diluted basis of the equity capital in Univision Communications Inc. (“Univision”). Univision is the leading media company serving the Hispanic market. (Source: Grupo Televisa)

Disclaimer

This press release contains forward-looking statements based on the current expectations of Grupo Televisa, S.A.B. Actual future events or results could differ materially from these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Grupo Televisa, S.A.B. undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:
Carlos Madrazo / Eduardo Nestel
Tel: (52 55) 5261 2445 / Fax: (52 55) 5261 2494 / ir@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
Regina Moctezuma / Tel: (52 55) 5224 5456 / moctezumag@televisa.com.mx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: March 7, 2014	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel